Exhibit 14.1

CODE OF ETHICS AND CONDUCT

Index

Message from de CEO	3
1. Introduction	4
2. Applicability	4
3. Principles and Values	4
4. Conduct of Employees	5
4.1 Compliance with laws, rules and regulations	5
4.2 Respect for the individuals	5
4.3 Work safety, quality of life and environment	6
4.4 Protection and proper use of assets of the Company	6
4.5 Intellectual Property	6
4.6 Social media	6
5. Confidential Information - Duty of Confidentiality	7
5.1 Trading Securities with Insider Information	8
6. Conflicts of Interest	8
6.1 Family relationships	10
6.2 Affective Relationships	10
6.3 Employees referral	10
6.4 Side Activities	10
6.5 Gifts and Entertainment	11
6.6 Third party sponsored events	11
6.7 Business meals	12
7. Relationships	12
7.1 Relationship with Suppliers, Service Providers and Partners	12
7.2 Relationship with customers	12
7.3 Relationship with the Competitors	13
7.4 Relationship with Public Officials	13
7.5 Relationship with Investors and Shareholders	14

8. Prohibition of Corruption	14
9. Anti-Money Laundering Actions	15
10. Donations and Sponsorships	15
10.1 Prohibition of Political Donations	15
10.2 Charitable Donations and Sponsorships	16
11. Ethics Management	16
11.1 Application of this Code and Training	16
11.2 Ethics Channel	16
11.3 Ethics Committee	17
11.4 Violations and Applications of Penalties	18

Message from de CEO

This Code of Ethics and Conduct (the “Code”) is intended to establish principles, values and conduct expected from all employees, managers, executives, directors and officers (jointly, “Employees”), as well as third-party service providers, suppliers and other business partners of the business group of Arco Platform Limited, including its subsidiaries, controlled companies, under common control or affiliates (“Arco Group”, “Arco” or “Company”).

All terms of this Code were prepared based on the ethical principles and values of the Arco Group, and as set forth in the applicable legislation including, but not limited to, Brazilian Law No. 12,846/2014 (the “Anti-Corruption Law”), Brazilian Decree 8,420/2015, Brazilian Law 8,429/1998 (the “Administrative Improbity Law”), Brazilian Law 9,613/1998 (the “Anti-money Laundering Law”), the Foreign Corrupt Practices Act (the “FCPA”), the U.K Bribery Act and applicable regulations of the Securities Exchange Commission (“SEC”).

This Code establishes key principles which govern the policies of the Company and determine the conduct of professional activities within the Company. It is the responsibility each member of Arco Group’s to practice, and ensure the practice, of the terms and conditions set forth in this Code within their respective teams, constantly strengthening business, civil and ethical identity in all of its relationships.

Employees of the Arco Group must promote a culture of honesty and responsibility. The commitment to the highest level of ethical conduct must be reflected in all activities and business of the Company, including, but not limited to, relationships with employees, customers, suppliers, competitors, national or foreign governmental authorities, the public and shareholders.

This Code was approved by the Board of Directors of Arco Platform Limited on September 11, 2018, revised on November 21, 2019, and shall come into force as of this date.

Ari de Sá Cavalcante Neto

1.	Introduction

The ethical conduct is part of Arco Group’s business and must constantly guide all its Employees. For such reason, Arco Group established this Code with the following objectives:

•	Formalize and publish the ethical and transparency principles, practices and values required and expected from Employees of the Arco Group.

•	Guide the posture and actions of the Employees in different situations which they may encounter in their daily practice and work environment.

•	Prevent any unethical or fraudulent act.

At the end of this Code of Ethics and Conduct you will find an Acknowledgement Term (as Annex A) and a Clarification and Validation of Conflicts of Interest Term (Annex B), which must be signed or accepted electronically by all Employees. These terms will also be accepted electronically.

This Code may be updated and revised periodically.

2.	Applicability

This Code applies to all Employees of the Arco Group, regardless of their hierarchical position, as well as service providers, business partners and vendors.

The Company encourages all their Employees to promptly report, through its Ethics Channel, any violations or suspicious of violations to this Code or any other Company’s policies or applicable laws.

3.	Principles and Values

Ethical values that guide the Company's relationship with different people and entities are based on the principles of honesty, integrity, transparency and respect.

The Company establishes relationships of mutual trust, based on ethical principles necessary for the performance of the business.

All Employees must act in accordance with the principles and values of the Arco Group, which are:

(i)	Ethics and respect: Talk the truth and act with respect, honesty, candor and in a fair and transparent manner with all, without violating this Code, other policies of the Company or any applicable law, doing the right thing with no shortcuts.

(ii)	Responsibility: Act with commitment in the construction and protection of tangible and intangible assets of the Company and in accordance with human, social and environmental rights.

(iii)	Professionalism: Behave professionally and take effective actions, always seeking for the best interests of the Company, including through observance of the other principles and values set forth in this Code and in accordance with proper standards in labor relations.

4.	Conduct of Employees

4.1	Compliance with laws, rules and regulations

The Company is committed to conducting business ethically and with integrity, and in full compliance with all applicable laws, rules and regulations.

All Arco Employees must know and comply with all legislation and regulation applicable to the Company's activity sectors, including standards in general and the ones that might give rise to certain liabilities to the Company for acts of its Employees or vendors.

Arco Group repudiate the practice of illicit acts, such as fraud, corruption acts, bribery or similar payments.

4.2	Respect for the individuals

Arco Group’s greatest commitment is to ethical values and respect to individuals - including its Employees, customers, vendors and other business partners. For this reason, Arco Group seeks to promote a pleasant work environment, stimulating, free from discrimination and that fosters diversity, creativity and productivity.

The Arco Group prohibits all forms of discrimination or disrespect, either by gender, social class, race, gender, sexual orientation, nationality, ethnicity, language or religion, among other, as well as harassment, either moral1 or sexual2 that may hurt the dignity of the individual.

Arco Group condemn exertion of labor, including slavery, analogue to slavery or child labor and ensure that those who interact with the Company respect the Human Rights.

1 Exposure of a person to humiliating and embarrassing situations, usually in hierarchical or asymmetrical relationships, causing him/her humiliation and exposing the person to vexing situations in front of other co-workers, vendors, customers and him/her self (i.e. disrespect, aggressiveness, mistreatment, make the person fell ridicule or inferior, among others).

2 Embarrass someone in order to obtain sexual advantage or favor, due to hierarchical or ascending position inherent to the exercise of work, title or function.

4.3	Work safety, quality of life and environment

Arco Group complies with the legislation regarding work safety and all environmental rules applicable to its activities, in order to ensure the quality of life of its Employees.

Employees working in Company’s Logistics Department must always use the Individual Protection Equipment (Equipamento de Proteção Individual - EPI) in the correct manner, as well as vendors that perform any services that also require the use of EPI.

Arco Group expect from the Employees a responsible behavior when facing situations that may interfere in their performance and which may cause addiction, like the use of alcohol, licit drugs (medications) and gambling.

4.4	Protection and proper use of assets of the Company

It is prohibited the use of Company’s assets and resources, such as hardware, software, telephones, other devices, materials or the Company's proprietary information, to illegal actives, competitive, fraudulent, illicit or that could expose the Company to risks.

The loss, burglary and misappropriation of confidential information and misuse of Company’s assets and resources may harm the Company and be considered crime, in accordance with the Brazilian criminal legislation. Thus, all Employees must seek to protect the Company’s assets against this such situations. In addition, any loss, burglary, robbery, misappropriation of confidential information and misuse of assets shall be immediately reported through the Ethics Channel.

The computers, telephones and corporate e-mails are subject to audits and monitoring at any time without prior notice.

4.5	Intellectual Property

Information, data or any type of knowledge, of a specific or confidential nature, such as the Employees or third-parties work product, presentations, reports, spreadsheets, content production and know how are properties of the Arco Group. Thus, it is prohibited to copy, transmit or distribute information of the Company, except with prior written authorization from the head of department of the Employee.

4.6	Social media

Arco Group believes that social media are used as information source and, at the same time, to communicate with family, friends and business contacts. Therefore, the Company emphasizes that all corporate and business communication must be done though appropriate channels approved by the Arco Group, using the adequate language.

Unless authorized by the Marketing, Legal and Compliance and Investor Relations Departments, Employees are discouraged from speaking broadly about the Company on their social media.

When employees use social media and identify themselves as part of the Arco Group, or mention the same incidentally, for example, on his/her Facebook, Instagram, LinkedIn personal account or a professional website, Employees shall always remember the following:

•	Never disclose confidential information about the Company, its business, customers or vendors.

•	Make it clear that any opinion expressed is always yours and not of the Company.

•	Remember that the Company is an employer who treats people as equals without discrimination.

•	Be respectful to colleagues and all people related to the Company, including customers and vendors.

•	Report immediately to the Legal and Compliance Department any communication or media containing incorrect or inappropriate information about the Company.

•	Never answer to any information or statement about the Company, including information which may be considered inaccurate, without prior approval of the Legal and Compliance Department.

•	Never post documents or parts of documents, images, videos or audio recordings of products, events or people from Arco Group or produced inside the Company’s premises.

5.	Confidential Information - Duty of Confidentiality

Sensitive or confidential information represents a valuable asset to the Company. The protection of such information has a vital role in the continued growth of the Company and its ability to compete in the market.

All employees have an obligation to protect and to not disclose any sensitive or confidential information of the Company, except as required by court order or regulatory agent, except as express and previously approved, in writing, by the Company.

For purposes of this Code, it is considered sensitive or confidential information any and all information that, if disclosed, could cause property or reputational damage to the Company or any of its Employees. Sensitive or confidential information includes:

•	Financial data, such as income and debt levels of the Company.

•	Business strategies of the Company.

•	Information about investigations or other procedures against suspected irregularities involving the Company.

•	Corporate secrets, patents, trademarks, copyrights and intellectual property.

•	Researches and new product plans, objectives and strategies, records, databases and salary data and benefits.

•	Lists of customers, employees and vendors.

•	Any financial information or prices that are not publicly disclosed.

•	Other information that may impact the price of Company’s shares.

The obligation to protect sensitive and confidential information of the Company shall remain valid even after the end of the employment relationship of the Employee with the Company. The Employee shall return to the Company any documents or materials containing such kind of information.

The use or distribution of unauthorized proprietary or confidential information violates Company policy and may be illegal. Such use or distribution could result in adverse consequences for the Company and for the person involved, including potential legal and disciplinary measures. Arco Group respect property rights from other companies and their proprietary information and require Company’s Employees to do the same.

5.1	Trading Securities with Insider Information

The trade of securities with non-public information of Arco Group or to provide to family members, friends or any other person non-public information of Arco Group, is illegal and prohibited. All non-public information of Arco Group must be considered confidential information and shall never be used for personal gain. Employees must contact the Investor Relations Department regarding any questions on permission or not to buy or sell securities.

6.	Conflicts of Interest

Conflicts of interest may occur when a private interest of an Employee interferes in any way or appears to interfere in the Company's interests impeding or preventing him/her from doing his/her work in the best interests of the Company or its shareholders. Conflicts of interest may also arise when an Employee or his/her respective family members3 or close friends receive improper personal benefits as a result of his/her position as an Employee of the Company.

3 Family member includes partner, spouse, siblings, parents, grandparents, child, biological or by adoption, parents and siblings of the partner or spouse of any family member.

All employees shall be responsible for acting with integrity and avoid potential conflicts of interest, real or apparent in their professional and personal relationships in their activities.

Situations involving conflicts of interest are not always easy to identify. Thus, Employees must report to the Legal and Compliance Department, to the Human Resources Department or to the Ethics Channel situations of conflict of interest, whether evident or suspicious. The Employee must inform at the time of admission if he/she has a conflict of interest with the Company, whether it is a family or an affective relationship.

The following situations are examples of conflicts interests, regardless the position that the employee occupy in the Company:

•	Work simultaneously to the Company and to any of its competitors, customers or vendors.

•	Take advantage of any form of business opportunity available using property or information of Arco Group or through his/her corporate position in the Company or develop activities or invest in companies that compete with the Company.

•	Compete with the Company for the purchase or sale of properties, products, services or other interests.

•	Participate, directly or indirectly, in a transaction involving the Company, on the one hand, and a competitor, customer or vendor on the other hand (except when acting as an Employee of the Company or in routine investments in listed companies) must be informed to the Purchase Department and to the Legal and Compliance Department.

•	Participate in the selection of vendors or service providers conducted by the Company with vendors or service providers which are friends, relatives or family members or a business of his/her property.

•	Using information from the Company that are not publicly available (confidential information) on behalf of, or provide such information to family members, friends or others for personal gain on trading securities or for commercial purposes.

•	Receive personal discounts (if those are not offered to the public in general) or other benefits as a result of his/her position in the Company.

•	Receive loans or guarantees of any obligations arising from his/her position at the Company.

In order to minimize these and other possible situations of conflict of interest, the following rules are established:

6.1	Family relationships

The direct or indirect relationship of leadership or subordination is not allowed for Employees who have a first-degree relationship. In addition, these Employees cannot act under the same Direction.

6.2	Affective Relationships

There may exist affective relationship between Employees within the Company work environment. However, it is not allowed, direct or indirect, leadership or subordination relationship and work under the same Direction. Such situations may be a conflict of interest and must be formally communicated by filling item 5 of Annex B to this Code.

6.3	Employees referral

Referrals of new professionals are encouraged and incentivized in the Arco Group.

The selection and decision-making processes are totally free of favoritism and have all the usual evaluation criteria and steps applied to the other candidates. The Employee who made the referral cannot participate in the selection process.

The referral of vendors and service providers is allowed. The negotiation process with such vendors is totally free of favoritism and have all the usual evaluation criteria and steps applied to the other third parties. In the event of hiring, the Employee who referred third party shall not be able to not manage or negotiate the agreement.

6.4	Side Activities

Side activities are considered activities performed after or before work hours and they are allowed as long as they do not interfere with the performance of the activities carried out by the Employee at the Company, nor do they offer risk to the business.

Below are examples of permitted side activities:

•	Sell small products and foods.

•	Give classes and lectures.

Examples of prohibited activities:

•	Own or work in a company that competes with Arco Group.

•	Own or work in a vendor or customer of Arco Group.

6.5	Gifts and Entertainment

Accepting gifts, presents and entertainment invitations with a commercial value of up to R$150.00 (one hundred and fifty reais) is permitted.

Any gift, present or entertainment invitation with a value higher than that specified above must be refused. If the refusal is not possible, the Employee must send such gift, present or entertainment invitation to the Legal and Compliance Department which will distribute the same to a charity nominated by the Company, or the gift will included in a raffle among all Employees, in accordance with the rules specifically determined by the Human Resources Department.

The offer of gifts and/or entertainment invitations be the Company may only be carried out with prior written authorization from the Human Resources Department and the Legal and Compliance Department. It is indispensable that offer of gifts, presents and/or entertainment invitations comply with the other party's code of ethics and conduct.

It is strictly prohibited to:

•	Offer gifts or entertainment invitations to employees who hold public office, even temporarily or without compensation, or who has a direct or indirect relationship with public administration bodies, autarchies or parastatal entities.

•	Receipt or offer cash or cash equivalent.

6.6	Third party sponsored events

In case of receiving an invitation to participate in events for professional purposes sponsored by third parties (customers, vendors, partners, etc.), the following rules must be followed:

•	When the invitation is not intended for a specific person, the manager of the area that received the invitation will decide which employee will participate in the event.

•	When the invitation is addressed to a specific person, the manager of the area that received the invitation is the one who decides whether the Employee can participate in the event.

•	Whenever possible, Arco Group will pay the expenses of its Employee.

6.7	Business meals

Business meals may occur, if they do not exceed R$150.00 (one hundred and fifty reais) per person and are occasional. In addition, it is important to emphasize that these expenses may not generate, direct or indirectly, any kind of undue favoritism. Business meals with public officials even if temporarily or without compensation, or who has direct or indirect relationships with public administration bodies, autarchies, parastatal entities, shall preferably be avoided, but, if they occur, each person must pay his/her own expenses. If any of the above cannot be satisfied, for any reason, the Employee must immediately report the fact to the Legal and Compliance Department, which will analyze the specific case and address any necessary measures in order to avoid any conflict of interest.

7.	Relationships

7.1	Relationship with Suppliers, Service Providers and Partners

The relationship with vendors, service providers and other business partners shall be based on ethical practices, transparent, legal, fair and conducted in good faith. Commercial negotiations shall always be based on impartial selection of vendors, service providers or other business partners, as well as the adoption of strictly technical and commercial decision criteria, always in the best interests of the Company.

Any kind of advantage, bonus, payment or commission from vendors, service providers and partners to Employees or third parties appointed by them will not be accepted and Employees or third parties related to them are prohibited to offer, solicit or receive, directly or indirectly, advantages, bribe or kickback to carry out transactions of any kind, as well as advantages to/from any person or organization, governmental entities, public officials, private companies and employees of these private companies, under any circumstances.

Arco Group expects its vendors, service providers and other business partners to comply with all legal requirements for health and safety to work relations, the environment, ethics and transparency in the supply chain, in addition to adhere to this Code.

7.2	Relationship with customers

The customer service shall be friendly and efficient, focused on delivering solutions and excellence and shall be carried out with discipline, ethics and mutual respect for customer’s rights.

Any information provided to customers in relation to the Arco Group’s products shall not be incorrect or misleading. All customers’ questions will be analyzed and answered within an appropriate period to the circumstances of each case.

The Company shall not disclose, copy or disseminate any confidential customer data that may have access due its relationship with customers, except as required by court order or regulatory agent.

Arco group prohibits any kind of gratuity, payment, commission or advantage to its customers or to entities or persons appointed by them to obtain personal benefit or benefits to Arco Group, as well as the receipt of any advantage to benefit the customer or third party.

7.3	Relationship with the Competitors

Arco Group and its Employees must ensure fair competition and shall not engage in business that could be harmful to the customers, the public market or the society.

Agreements with competitors to set prices, to allocate market shares, to restrict business with certain vendors, to engage in fictitious transactions and/or any other anti-competitive agreements are against the laws of free competition and, therefore, are prohibited.

The Arco Group promotes free and fair competition for the benefit of Company’s customers, investors and employees, complying with the Brazilian laws, including Law No. 12,529 - the Competition Protection Code.

7.4	Relationship with Public Officials

Arco Group’s and Employees’ relationships with government authorities, both national or foreign, shall always be founded on transparency, honesty and good faith. Employees must observe the following rules of conduct in their interactions with public officials:

(i)	Maintain ethical, professional, cordial and transparent relationships.

(ii)	Comply with legal requisitions and requirements made by public authorities to obtain any contracts, licenses, permits, authorizations and decisions.

(iii)	Meetings between Employees and public officials must be conducted in the presence of at least 2 (two) individuals representing the Company and upon prior notice in writing.

(iv)	Arco Group shall keep clear and accurate records of the meetings held with public officials.

Any Employee related to public officials with decision-making power in the business and operations of Arco Group, regardless of hierarchical position, must report such relationship to the Ethics Committee.

Except in certain exceptional circumstances, the FCPA prohibits the delivery of goods of value, directly or indirectly, to a "non-North American agent" in order to get or do business. When in doubt if a payment or gift may violate the FCPA, the Employees shall contact his/her manager or the Legal and Compliance Department before any action.

7.5	Relationship with Investors and Shareholders

The Company has a responsibility to communicate effectively with shareholders so that they receive complete and accurate information in all material aspects regarding the financial position and results of operations of the Company. The reports filed or submitted to the regulatory bodies, including the SEC, and other public communications, shall consider a full, fair, accurate, timely and understandable disclosure.

The Company must maintain a high standard in all matters relating to accounting, internal controls, internal and external reporting and taxation. All financial records and accounts must accurately reflect transactions and events conducted and shall be in accordance with accounting and reporting principles, as well as the system of internal controls of the Company. Records shall not be distorted, or targeted to hide, disguise or change the actual financial position of the Company.

The communications and publications of the Company shall always be made as clearly, truthfully and accurately as possible, to all Employees. Such Employees shall avoid exaggeration, guesswork, legal conclusions and notes or defamatory or derogatory comments, as well as negative descriptions of people or companies. This must be applied to all types of communications, including e-mails and informal notes. For any disposition to the contrary, the Employee shall always consult the Legal and Compliance Department before making any response or comment.

8.	Prohibition of Corruption

The Brazilian Law No. 12,846/2013 (the “Brazilian Anticorruption Law”) sets forth administrative and civil accountability to companies for the practice of acts against the, national or foreign, public administration.

Arco Group complies with the Brazilian Anticorruption Law and does not tolerate acts of corruption, either by its Employees or by its vendors, service providers or other business partners. Arco Group is also subject to the FCPA, which, like the Brazilian Anticorruption Law, prohibits bribery of, national or foreign, public officials, including the promise, offer or delivery of any advantage to the public official or third party, in order to induce or reward the performance of a public official act related to the Company’s activities.

It is strictly prohibited:

•	Directly or indirectly, promise, offer or delivery any undue advantage (in cash or goods of value) to a, national or foreign, public official or a third party related to a public official in order to induce or reward a public official act related to the Company’s activities;

•	To finance, fund, sponsor or in any way subsidize the practice of illegal acts provided for by law.

•	Use an individual or legal entity to hide or conceal his/her real interests or the reputability of the beneficiaries of the acts.

•	Interfere on or hinder investigations or inspections of public bodies, entities or agents, or intervene on performance of their acts, including regulatory agencies and supervisory bodies of the national financial system.

Infringements of anti-corruption laws may compromise the image and reputation of the Company and its Employees, deteriorating Company’s economic value and impacting its sustainability and longevity, besides of being a violation of ethical principles. Acts of unlawful nature may result in civil, administrative and criminal liability to the Company and its Employees.

Any conduct of this nature shall be reported through the Ethics Channel of Arco Group or directly to the Legal and Compliance Department.

9.	Anti-Money Laundering Actions

Arco Group is committed to preserving its reputation in the financial community through efforts to prevent money laundering and financing of terrorism. Money laundering is the practice of hide and disguising the ownership or source of funds illegally obtained through multiple transactions to "clean up" the resources so that they appear to come from legal activities.

The Arco Group applies measures to reduce the possibility that its facilities, products and services may be used for a purpose connected to market abuse or financial crimes. In addition, the Arco Group audit its customers, potential customers and vendors to ensure that its products and services cannot be used to facilitate money laundering or terrorist activity.

If you have any questions regarding Arco Group processes and procedures related to anti-money laundering and financing of terrorism, please consult the Legal and Compliance Department.

10.	Donations and Sponsorships

10.1	Prohibition of Political Donations

The Employees of Arco Group are prohibited from donate on behalf of the Company to political parties or candidates running for public office.

10.2	Charitable Donations and Sponsorships

The Company and its Employees may offer charitable donations only when they (i) are permitted by applicable law, (ii) are not made for the purpose of obtaining or retaining any advantage or inappropriate business favor, and (iii) are made to registered charities with good reputation, in accordance with prior review of public information regarding the institution and people related to it.

Sponsorships are monetary contributions to allow an organized action by a third party in exchange of advertisement of or other consideration to the Arco Group. Employees responsible for contributions that are considered sponsorships shall ensure that such activities are transparent, established under a written agreement, for legitimate business purposes and in accordance with the consideration offered by the third party.

The manager in charge of the area that is carrying out the donation or sponsorship shall be responsible for approving all disbursements related to charitable donations and sponsorships, monitoring the due accountability and observing internal approval flows and policies. The Legal and Compliance Department must be notified of all donations and sponsorships before they occur.

Each year, the Company will disclose transparently all costs arising from such nature in the form 20-F submitted to the SEC.

11.	Ethics Management

11.1	Application of this Code and Training

All employees must participate in periodic training on the need for compliance with the provisions of this Code and other policies of the Company.

The managers of each department shall ensure the exercise of the values and rules established in this Code in the workplace and in their practices and duties on the day-to-day and shall be an example to be followed by their subordinates.

11.2	Ethics Channel

Any violation or suspected violation of this Code, any of Arco Group’s policies or applicable law or legislation, by Employees, vendors, service providers or business partners shall be promptly reported through Company’s Ethics Channel, or the Legal and Compliance Department.

The access to the Ethics Channel it is free and available on the following channels:

•	websites:

o	https://canaldeetica.com.br/Arco/
o	https://canaldeetica.com.br/SAS/
o	https://canaldeetica.com.br/SAE/
o	https://canaldeetica.com.br/eem/
o	https://canaldeetica.com.br/pleno/
o	https://www.canalconfidencial.com.br/psd/

•	Phone: U.S. 1 855 406 7749 and Brazil 0800 591 2578 (Monday to Friday from 09h to 17h)

The Ethics Channel guarantees to the informer absolute secrecy and non-retaliation and expects reports in good faith. The reports may be carried out anonymously or identified, by the website or by telephone. Anonymous communications shall contain sufficient information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an anonymous identity, the Company will strive to protect such confidentiality, subject to applicable laws, regulations or legal process.

The reports, suggestions and questions submitted through the above channels will be received, analyzed and answered by the Ethics Committee, when applicable, or the Legal and Compliance Department, as well as reports of violations or suspected violations.

11.3	Ethics Committee

The Ethics Committee is responsible for analyze conduct deviations and violations related to this Code and other internal policies and regulations that may be identified and reported, either by monitoring activities or reported through the Ethics Channel.

The Ethics Committee periodically reports to the Audit Committee the most important reports and discuss its action plans.

In order to ensure impartiality required to analyze all reports, the reports related to:

•	Members of the Ethics Committee will be redirected to the CEO.

•	Members of Audit Committee will be redirected to the Board of Directors, in special session, without the participation of the member(s) of the Audit Committee mentioned in the report.

•	Members of the Board of Directors will be treated by the Board of Directors Chairman.

•	The Chairman Board of Directors will be treated by the Board of Directors without his/her participation.

11.4	Violations and Applications of Penalties

Employees who violate any provisions of this Code, other policies of the Company or applicable laws, depending on the seriousness of the misconduct, may suffer the following penalties (plus any consequences arising from the communication to the competent authorities if the act in question constitutes a crime):

•	Oral or written warning.

•	Suspension of employment; or

•	Termination.

Situations that may involve a violation of ethics, laws, rules, regulations or this Code may not always be clear and may require the exercise of judgment or difficult decisions taking. Employees must promptly report any concerns involving ethics violations, laws, rules, regulations or this Code to their supervisors or managers or the Legal and Compliance Department or in the case of accounting, internal accounting controls or auditing matters, the Audit Committee of the Board of Directors.

Any concerns about ethical violations of laws, rules, regulations or this Code by any senior executive officer or director must be promptly reported to the Legal and Compliance Department, that must notify the Ethics Committee.

* * * * *

Annex A

I declare that I have received, read and understood the Arco Group's Code of Ethics and Conduct and I am aware of the guidelines and sanctions and their relevance for me and the Company.

I undertake to comply with Arco Group’s Code of Ethics and Conduct in full, being subject to the applicable sanctions, including termination measures and the punitive administrative measures provided for in item 11.3 of the Code of Ethics and Conduct, in the employment contract and in the current legislation, respectively.

Name:

Date:

Signature:

Annex B

Term of Conflict of Interest Clarification and Validation

This term is intended for employees who have a situation that may suggest a conflict of interest with Arco Group's businesses, as well as situations that require validation by the Human Resources Department, in accordance with the rules set out in this Code of Ethics and Conduct.

1.	Indicate the vendors, service providers or business partners of Arco Group of which you are a partner, administrator, executive, negotiator, commercial representative or occupy a position with decision-making power:

Company / Department	Relationship with Arco Group	Title

2.	Indicate people with whom you have a close relationship who are partners, administrators, executives, negotiators, commercial representatives or who occupy positions with decision-making power in a vendor, service provider, business partner or competitor of Arco Group.

Full Name	Relationship Level	Company / Department

3.	Indicate public officials, mixed capital companies or public bodies with which you have a close relationship or who occupy positions with decision-making power:

Full Name	Relationship Level	Company / Department

4.	Situation(s) in need of validation (Describe the situation):

5.	Indicate the employee with whom you have an affective relationship and which Direction he/her belongs:

Name of the Employee(s):

I declare that the information provided by me in this document are true, with no omission of any information that may influence decisions that Arco Group needs to take regarding this Term.

Name:

Date:

Signature: